Mail Stop 6010

January 26, 2006

Ms. Corrine H. Lyle
Vice President, Chief Financial Officer and Treasurer
Edwards LifeSciences Corporation
One Edwards Way
Irvine, CA 92614

RE: Edwards LifeSciences Corporation
   Form 10-K for the fiscal year ended December 31, 2004
   Filed March 7, 2005
   File No. 1-15525
   Form 8-K filed 10/25/05

Dear Ms. Lyle:

We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant